UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35961

LIBERTY GLOBAL 401(K) SAVINGS & STOCK OWNERSHIP PLAN
(Full title of the Plan)

LIBERTY GLOBAL LTD.
(Issuer of the securities held pursuant to the Plan)

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS & STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Liberty Global 401(k) Savings & Stock Ownership Plan
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings & Stock Ownership Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for plan benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2021.

June 17, 2025

LIBERTY GLOBAL 401(K) SAVINGS & STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits

	December 31,
	2024	2023

Investments, at fair value:
Mutual funds	$45,203,818	$38,460,461
Employer shares	4,898,265	8,526,066
Equity securities	3,175,175	—
Money market funds	2,808,437	2,086,459
Total investments	56,085,695	49,072,986
Notes receivable from participants	209,341	219,220
Employer contributions receivable, net of forfeitures	259,324	49,289
Receivables in transit from unsettled trades	—	5,206
Net assets available for Plan benefits	$56,554,360	$49,346,701

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS & STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2024

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$1,607,959
Employer	1,442,724
Rollovers	522,458
Total contributions	3,573,141
Investment income:
Net appreciation in fair value of investments	5,735,140
Interest and dividend income	1,774,984
Total investment gain, net	7,510,124
Interest income on notes receivable from participants	15,005
Distributions to participants and notes deemed distributed	(3,895,862)
Revenue sharing, fees and other expenses, net	5,251
Net increase in net assets available for Plan benefits	7,207,659
Net assets available for Plan benefits, beginning of year	49,346,701
Net assets available for Plan benefits, end of year	$56,554,360

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS & STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2024

(1)    Description of the Plan

The following description of the Liberty Global 401(k) Savings & Stock Ownership Plan (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions. Liberty Global, Inc. (LGI) is a subsidiary of Liberty Global Ltd. (Liberty Global), a Bermuda exempted company limited by shares. LGI, as the Plan sponsor, reserves the right to amend the Plan at any time. In these notes, the terms “we,” “our,” “our company” and “us” may refer, as the context requires to Liberty Global. In addition, “Liberty Global” may refer, as the context requires, to Liberty Global Ltd. or collectively to Liberty Global Ltd. and its subsidiaries.

We completed the spin-off of our operations in Switzerland, referred to as “Sunrise”, together with certain other Liberty Global subsidiaries connected to our Swiss business (together, the Sunrise Entities) on November 8, 2024 (the Spin-off). Following a series of transactions, the Spin-off resulted in the transfer of the Sunrise Entities to an independent separate publicly-traded Swiss company, Sunrise Communications AG. The Spin-off was accomplished through the distribution of Sunrise common shares, in the form of Sunrise American depository shares (ADSs), to Liberty Global shareholders. Liberty Global shareholders received one Sunrise Class A ADS for every five Liberty Global Class A or Class C common shares and two Sunrise Class B ADSs for each Liberty Global Class B common share. While Fidelity (as defined and described below) was able to receive the Sunrise ADSs and sell them on the Nasdaq, Fidelity was unable to convert the Sunrise ADSs into Sunrise common shares. As a result, participants had the option to request Fidelity to sell their Sunrise ADSs prior to January 13, 2025 and reinvest the proceeds into investments of their choosing. For any Sunrise ADSs that remained in the Plan as of January 13, 2025, Liberty Global’s Plan committee instructed Fidelity to sell them and reinvest the proceeds into participant’s current elections under the Plan.

These financial statements reflect our consideration of the accounting and disclosure implications of subsequent events through June 17, 2025, the date of issuance.

General

The Plan was established January 1, 1994 and is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has been amended and restated at various dates. It was last amended in November 2024.

Eligibility

Employees of LGI are eligible to participate in the Plan. Employees under a collective bargaining agreement, leased employees, part-time employees and interns with less than 1,000 hours of service and residents of Puerto Rico are not eligible to participate in the Plan.

Trustee and Recordkeeper

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or the Trustee).

LIBERTY GLOBAL 401(K) SAVINGS & STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2024
Contributions

Participants who are residents or citizens of the United States may make pre-tax contributions, Roth deferral contributions or a combination of pre-tax and Roth deferral contributions to the Plan of up to 75% of their eligible compensation, as defined in the Plan document. Participants may also make after-tax contributions to the Plan, up to a maximum of 20% of their eligible compensation. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are matched by the employer. Participants may revise their contribution elections at any time, however, such changes will not take effect until they are implemented by Liberty Global, which occurs on a monthly basis. Once processed, the revised elections will be applied to the following pay period. Liberty Global may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. Liberty Global reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (IRS). During 2024, participant elective pre-tax and Roth deferral contributions were limited to $23,000, and combined participant and employer contributions (including after-tax contributions) per participant were limited to $69,000. Catch-up contributions for individuals age 50 and over were limited to $7,500 during 2024.

Participant contributions may be invested in any investment offered by the Plan at the participant’s election, except for the Fidelity Cash Reserves Money Market Fund accounts, which are used by Fidelity for managing contributions, and Sunrise ADSs. All employer matching contributions are made in Liberty Global Class C common shares, irrespective of the form in which Liberty Global elects to satisfy the employer contributions receivable. Liberty Global common shares contributed by the employer can be transferred by participants to any investment in the Plan, except for the Fidelity Cash Reserves Money Market Fund accounts and Sunrise ADSs, which are not open for investment. Employer contributions that are not directed by the participant remain in Liberty Global Class C common shares.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Notes Receivable from Participants (Participant Loans)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (i) $50,000 or (ii) the greater of 50% of their vested account balance or $10,000 (if the participant is vested in at least $10,000). Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated, plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account and principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are used to offset future matching contributions and to pay Plan administrative expenses other than participant loan, distribution and asset-based fees. During 2024 and 2023, forfeitures of $9 and $100,003, respectively, were used to offset employer contributions. Unallocated forfeitures available as of December 31, 2024 and 2023 were $74,859 and $23,313, respectively.

Investment Options

As of December 31, 2024, the Plan had various investment options, including 27 mutual funds, two employer share funds and one money market fund. Plan participants may change investment options on any day that the applicable exchange is open for trading. Plan participants may not invest in the Fidelity Cash Reserves Money Market Fund or Sunrise ADSs.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability and financial hardship (as defined in the Plan document) or termination of employment. Distributions and other withdrawals are

LIBERTY GLOBAL 401(K) SAVINGS & STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2024
processed on a daily basis. Benefits may be paid in a lump-sum or in installments, and employer shares may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria are met.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	—%
1	33%
2	66%
3 or more	100%

For employees who have not been employed with LGI for at least three years, employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to total disability or (iii) dies.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. The Plan Committee (as defined in the Plan document) determines the Plan’s valuation policies utilizing information provided by the investment advisors, the custodian and the Trustee. For additional information, see note 3.

Net appreciation or depreciation in the fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between the fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

LIBERTY GLOBAL 401(K) SAVINGS & STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2024
 Income Taxes

The Plan has adopted a Fidelity “volume submitter” plan. Fidelity received an IRS advisory letter for the volume submitter plan on June 30, 2020, stating that the Plan is qualified and the trust is tax-exempt. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States (GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded, as of December 31, 2024 and 2023, that there are no uncertain tax positions taken or expected to be taken, which would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Voting Rights of Liberty Global Common Shares

Fidelity holds Liberty Global common shares on behalf of the Plan. Each participant or beneficiary of a deceased participant has the right to direct the Trustee as to the manner of voting with respect to the Liberty Global common shares, to the extent such shares are eligible to vote, that have been allocated to the respective participant’s account. For all other investments in the Plan, Fidelity has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued and unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified as distributions to participants based on the terms of the Plan document.

Plan Expenses

Any forfeited employer contributions may be used to offset future employer matching contributions and then to pay Plan expenses, if any, except for participant loan, distribution or asset-based fees, all of which are paid by the respective participants. Other administrative expenses of the Plan are paid directly by LGI and, accordingly, are not included in the Plan financial statements. No Trustee or record keeping fees were paid to Fidelity through the forfeiture account during 2024. Loan, distribution and asset-based fees paid by participants were $27,681 during 2024.

Proceeds from revenue sharing, as described below under Related-party/Party-in-Interest Transactions, may be used to offset Plan expenses incurred by participants. For Form 5500 reporting, this amount has been reflected separately from Plan expenses and included as other income.

Payment of Benefits

Benefits are recorded when paid.

LIBERTY GLOBAL 401(K) SAVINGS & STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2024
Contributions

Participant contributions and related employer contributions are recognized during the period in which the respective payroll deductions are made.

Related-party/Party-in-interest Transactions

Under the terms of a trust agreement between LGI and the Trustee, the Trustee manages certain mutual funds and money market funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. In addition, the Plan includes two employer share funds. Purchases and sales for the year ended December 31, 2024 with respect to these employer share funds are set forth below:

	Purchases	Sales

Liberty Global Class A Common Shares	$15,130	$(35,340)
Liberty Global Class C Common Shares	1,447,070	(2,762,318)
Total	$1,462,200	$(2,797,658)

Notes receivable from participants are also party-in-interest transactions.

Each of the Plan’s mutual funds pay investment management fees, and many of these mutual funds may receive income in the form of revenue sharing based on the performance of the fund. These amounts are added to or deducted from the net asset value of the shares of each mutual fund held by the Plan and are reflected in the net fees and expenses of those funds. Such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. During 2024, the aggregate revenue sharing amount received by the Plan was $33,141, which was allocated to participant accounts as prescribed in the Plan document.

(3)    Fair Value Measurements

GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan’s investments. The Plan records transfers of investments in or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended December 31, 2024, no such transfers were made.

The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds and employer shares. As of December 31, 2024 and 2023, all Plan investments were measured at fair value. These investments are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and, accordingly, are classified as Level 1 investments.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LIBERTY GLOBAL 401(K) SAVINGS & STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2024
A summary of Plan investments measured at fair value is as follows:

	Quoted prices in active markets for identical assets (Level 1)
	December 31,
Description	2024	2023

Mutual funds	$45,203,818	$38,460,461
Employer shares	4,898,265	8,526,066
Equity securities	3,175,175	—
Money market funds	2,808,437	2,086,459
Total	$56,085,695	$49,072,986

(4)    Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds, (ii) common shares of Liberty Global and (iii) ADSs of Sunrise. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks, including the impact of inflation. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates. Liberty Global common shares are also exposed to risks specific to Liberty Global. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits. Investment in the common shares of Liberty Global represented 9% and 17% of the net assets available for Plan benefits as of December 31, 2024 and 2023, respectively. Accordingly, price fluctuations in the common shares of Liberty Global can have a significant impact on the Plan’s net assets available for Plan benefits. In addition, as a result of funds being selected by participants, certain other funds may individually represent a concentration of greater than 10% of the Plan’s net assets available for benefits. The Fidelity Total Market Index Fund represented 17% and 14% as of December 31, 2024 and 2023, respectively. The JPMorgan Large Cap Growth Fund Class R6 represented 14% and 10% as of December 31, 2024 and 2023, respectively.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, Part IV, Line 4i
EIN 46-1947033, Plan Number 001
December 31, 2024
    Supplemental Schedule I

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value

*	Fidelity Total Market Index Fund	Mutual fund	59,495	$9,594,807
	JPMorgan Large Cap Growth Fund Class R6	Mutual fund	92,662	7,759,509
*	Liberty Global Class C Common Shares	Common shares	353,084	4,639,518
	Dodge and Cox Stock Fund Class X	Mutual fund	17,497	4,500,116
*	Sunrise ADSs**	ADSs	73,704	3,175,175
	Vanguard Treasury Money Market Fund	Money market fund	2,806,284	2,806,284
	Baron Growth Fund Institutional Shares	Mutual fund	29,336	2,803,677
*	Fidelity Freedom 2040 Fund	Mutual fund	242,399	2,802,130
*	Fidelity Freedom 2030 Fund	Mutual fund	147,165	2,582,750
*	Fidelity Freedom 2035 Fund	Mutual fund	131,291	2,054,706
*	Fidelity Freedom 2045 Fund	Mutual fund	130,125	1,752,783
	Victory Sycamore Small Company Opportunity Index Fund	Mutual fund	36,217	1,708,344
	Artisan International Fund	Mutual fund	55,290	1,500,006
*	Fidelity Freedom 2050 Fund	Mutual fund	102,033	1,392,745
*	Fidelity Total International Index Fund	Mutual fund	96,522	1,296,290
*	Fidelity Freedom 2025 Fund	Mutual fund	92,024	1,252,444
	PIMCO High Yield Fund Institutional Class	Mutual fund	84,319	676,237
	JPMorgan Core Bond Class R6	Mutual fund	65,015	657,953
*	Fidelity Freedom 2055 Fund	Mutual fund	34,374	543,458
*	Fidelity Freedom 2020 Fund	Mutual fund	36,125	518,753
*	Fidelity U.S. Bond Index	Mutual fund	42,418	433,508
*	Fidelity Short Term Bond Index Fund	Mutual fund	36,459	359,484
*	Fidelity Freedom 2060 Fund	Mutual fund	18,639	270,079
*	Liberty Global Class A Common Shares	Common shares	20,278	258,747
*	Fidelity Inflation Protected Bond Fund	Mutual fund	19,215	170,823
	DFA Global Real Estate Securities Portfolio	Mutual fund	16,664	168,306
*	Fidelity Freedom 2015 Fund	Mutual fund	13,162	150,049
	Vanguard Total International Bond Index Fund Admiral Shares	Mutual fund	5,746	112,790
*	Fidelity Freedom Income Fund Class K	Mutual fund	8,821	92,978
*	Fidelity Freedom 2065 Fund	Mutual fund	2,627	34,732
*	Fidelity Freedom 2010 Fund	Mutual fund	1,032	14,361
*	Fidelity Cash Reserves Money Market Fund	Money market fund	2,153	2,153
	Total investments			56,085,695
*	Notes receivable from participants	Interest rates of 4.25% through 9.5%, various maturity dates through 2030		209,341
	Total assets held at end of the year			$56,295,036
_______________
*    Party-in-interest as defined by ERISA.
**    All Sunrise ADSs were sold and reinvested effective January 13, 2025. For additional information, see note 1 to our financial statements.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS
AND STOCK OWNERSHIP PLAN

By:	/s/ JASON WALDRON
Jason Waldron Senior Vice President, Chief Accounting Officer for Liberty Global, Inc. as Plan Sponsor

June 17, 2025

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
EXHIBIT INDEX

Shown below is the exhibit, which is filed or furnished as a part of this Report —

23.1 – Consent of Independent Registered Public Accounting Firm – BDO USA, P.C.